INVEST IN **GOLDEN MOON DISTILLERY**

Award-winning "Distillery of the Year 2019" plans to quadruple sales by 2024.

PITCH VIDEO INVESTOR PANEL


GENUINE COLORADO
GOLDEN MOON
GIN
45
American Distilling Institute
DISTILLERY OF THE YEAR 2019
Golden Moon Distillery
GOLDEN MOON
COLORADO SINGLE MALT WHISKEY
Cask #1

goldenmoondistillery.com Golden CO

Main Street | Alcohol | Cocktails | Lifestyle | Distillery

LEAD INVESTOR

Jon Tesseo Research/ Operations

Hi, I am happy and honored to be the lead investor in the Golden Moon Distillery's WeFunder issuance. I have known Steve Gould since grad school, and have watched him build 2 successful business since we graduated. I am investing in this, his latest venture for a variety of reasons. First and foremost I believe Steve has the requisites knowledge and skills to build Golden Moon into one of the preeminent craft distillers in the world. He has demonstrated this multiple ways: By the awards he has won in multiple spirits competitions. By his recognition by a variety of distillers guilds but most importantly, by the international distribution network he has begun to develop. Another reason I am investing is the different approach he has taken to developing his product line. I emphasize line because rather than concentrating on a single product, he has developed a complete line of award winning product ranging from absinthe, gin, and whiskey to a variety of liquors. This strategy gives him the opportunity to get a product on the shelf and use that placement to leverage in other offerings. Another reason I am investing is I have seen Steve launch grow and succeed in business in the past. And while past performance is not a guarantee of future success. His proven track record, is another point in has favor toward continued success Lastly I'm am investing because I have tasted his product and found it delicious

Invested $10,000 this round & $10,000 previously

Highlights

1. More than 13+ years of successful operations. Grew 38% in 2019 to $1.04 M in revenue.
2. On track to grow revenue this year by 40% over 2019 (pre-COVID) levels, to $1.4 M in 2021 (projections not guaranteed)
3. World class production facility in place (majority of cap-ex already deployed).
4. Experienced alcohol beverage management team with 100+ years of combined experience.
5. Golden Moon Single Malts have all won gold or double gold at the SF World Spirits Competition.
6. Established distribution in 17 state markets in the US / 6 international markets.

5. Golden Moon Single Malts have all won gold or double gold at the SF World Spirits Competition.
6. Established distribution in 17 state markets in the US / 6 international markets.

7. Extensive intellectual capital in place.

Our Team



Stephen Gould Founder, CEO and Master Distiller

Experienced executive and award-winning master distiller with 30+ years of corporate management experience and 30+ years of distilling experience.

Our founder and master distiller, Stephen Gould became interested in distilling over 30 years ago. Since that time he has been learning and crafting his skills as a distiller. In 2008 he and Karen Knight founded Golden Moon Distillery because they believed that people wanted premium hand-crafted whiskies and spirits made from the

Distillery because they believed that people wanted premium hand-crafted whiskies and spirits made from the best ingredients



John Lennon President

Beverage executive with 30+ years of experience including President/CEO roles with several major beverage companies; Becks North America, Pyramid Breweries, InterBev USA, Pabst Brewing Company, Xyience, C Mondovi and Family and Uinta Brewing Company.



Tim Condon Consulting CFO

Finance professional with three decades of beverage alcohol experience including CFO roles with Brown-Foreman and several well established craft brands including; High West, Whistle Pig, Rabbit Hole and Breckenridge.



Karen Knight Co-Founder

Physician Entrepreneur with over 20 years of organizational, entrepreneurial, medical and financial experience.



Jason Dobson Advisory Board Member

Beverage branding executive with decades of brand development work in support of spirits brands globally. Mr. Dobson is one of the directors at Contagious UK, one of the top branding agencies in the spirits industry.

Pitch


Golden Moon Distillery
American Distilling Institute
The Voice of Craft Distilling
2019 Distillery of the Year
GOLDEN MOON DISTILLERY



Golden Moon Distillery was founded by Stephen Gould and Karen Knight in early 2008 to

produce premium hand-crafted artisan ultra premium whiskies and spirits using the finest ingredients and made with the same artisan production processes historically utilized by distillers producing premium products.

GOLDEN MOON DISTILLERY

Golden Moon's Products


GOLDEN MOON
GIN
Gun Fighter
TRIPLE
PRINCIPIUM

Golden Moon produces a family of unique award-winning whiskeys, gins, and other spirits.

Golden Moon's spirits have won dozens medals in major international spirits competitions and numerous other accolades since 2009. These include numerous medals at both the International Wine and Spirits Competition (IWSC), and the San Francisco World Spirits Competition.

GOLDEN MOON DISTILLERY

Gun Fighter American Whiskies



Originally developed solely for the cocktail program at Golden Moon Speakeasy.

Gun Fighter has emerged as a premium 100 proof line of Bourbon and Rye whiskies that are sold in 16 U.S. Markets and a variety of European markets.

These whiskies have won a variety of awards and recommendations throughout the spirits world.

Recent accolades include our Double Cask Bourbon being named a "Best Buy" by American Whiskey Magazine and our "Gun Fighter 13" Bourbon winning a Golden Medal at The San Francisco World Spirits Competition



GOLDEN MOON DISTILLERY

Golden Moon Colorado Single Malt Whiskies


PRINCIPIUM
COLORADO SINGLE MALT WHISKEY
TRIPLE


2016
DOUBLE GOLD

The last decade has seen an unprecedented rise in demand for American Whiskies.

We believe the next wave will be American Single Malt Whiskies.

Producers of American Single Malt are selling everything they make.

Significant acquisitions of emerging brands as a result.

Colorado is Malt Country … and Golden Moon has developed uniquely malt-forward whiskies, using a proprietary mashing process and locally malted barley.

Every one of Golden Moon's Colorado Single Malts has won major awards, including Gold or Double Gold at the San Francisco World Spirits Competition.

GOLDEN MOON DISTILLERY

Notable Awards

Golden Moon Distillery's products have won Dozens of medals since 2009, including medals in some of the most prestigious competitions in the industry. Our distillery and our tasting room (Golden Moon Speakeasy) have also been repeatedly recognized for excellence ...


WORLD GIN AWARDS
2013 Gold Medal
Outstanding
Golden Moon Distillery
Distiller of the Year – 2021
Highly Commended
Golden Moon Speakeasy
Gin Bar of the Year – 2021
ICONS OF GIN
5280
DENVER
Westword
Top Distillery Golden Moon Distillery
Best Distillery in Colorado Golden Moon Distillery
Best Distillery 2020 Golden Moon Distillery

GOLDEN MOON DISTILLERY

2019 Distillery of the Year

Golden Moon Distillery was named the 2019 Distillery of the Year by the American Distilling Institute.


2019 Distillery of the Year
Bubble Cap Award
Golden Moon Distillery

American Distilling Institute®

The Voice of Craft Distilling

GOLDEN MOON DISTILLERY

Golden Moon Distillery Revenues ($000)
Two Years Actual / 4 Years Forecast


$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
2019
2020
2021
2022
2023
2024

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

GOLDEN MOON DISTILLERY

Current and Planned Distribution - US

Golden Moon is currently distributed in 17 state markets in the US, giving us access to almost half the US Population.


U.S. Distribution


Alaska
Hawaii
Current Distribution
Current Distribution (Special Order Only)
Planned Expansion 2022 (Active Discussion)
Planned Expansion 2022
Planned Expansion 2023

Current and Planned Distribution – Int'l

Golden Moon is currently distributed in 4 country markets in the Europe, and Taiwan …


International Distribution
Current Distribution
Planned Expansion 2022 (Active Discussion)
Planned Expansion 2022
Planned Expansion 2023

Why We Need You …

We've spent years developing our whiskies and spirits.

We've spent years "beta testing" our products by putting them out in markets across the country, plus markets in Europe and Asia to prove they will sell.

We've built a world class production facility, giving us the production capacity to grow exponentially.

Now we need the resources to field sales teams in our key markets, and to support them with sales programing, marketing, digital marketing and PR.

Now, we're offering YOU the chance to become a part of our story … to help us grow.


GOLDEN MOON
DISTILLERY


Craft Spirits



Golden Moon Distillery – 412 Violet Street, Golden CO 80401
303-993-7174 www.goldenmoondistillery.com